Exhibit 99.1

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

U.S. DOLLARS IN THOUSANDS

UNAUDITED

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	Note	December 31, 2021	June 30, 2022
			Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$17,079	$23,592
Trade receivables (net of allowance for credit losses of $7,470 and $7,747 at December 31, 2021 and June 30, 2022 (unaudited), respectively)		107,826	115,740
Other accounts receivable and prepaid expenses		17,179	17,757
Inventories	3	61,398	60,710

Total current assets		203,482	217,799

NON-CURRENT ASSETS:
Trade receivables (net of allowance for credit losses of $1,117 and $755 at December 31, 2021 and June 30, 2022 (unaudited), respectively)		10,484	6,994
Severance pay and pension fund		5,648	4,878
Property and equipment, net		29,383	30,886
Operating lease right-of-use assets		20,233	18,980
Intangible assets, net		6,274	6,463
Other non-current assets		17,059	18,980

Total non-current assets		89,081	87,181

Total assets		$292,563	$304,980

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	Note	December 31, 2021	June 30, 2022
			Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables		$69,436	$72,032
Deferred revenues		3,384	3,067
Short-term loans		14,800	31,900
Operating lease liabilities		4,359	3,812
Other accounts payable and accrued expenses		23,704	24,883

Total current liabilities		115,683	135,694

LONG-TERM LIABILITIES:
Accrued severance pay and pension		10,799	9,641
Deferred revenues		9,275	10,895
Operating lease liabilities		17,210	14,305
Other long-term payables		2,445	2,472

Total long-term liabilities		39,729	37,313

COMMITMENTS AND CONTINGENT LIABILITIES	6

SHAREHOLDERS' EQUITY:	8

Share capital:
Ordinary shares of NIS 0.01 par value – Authorized: 120,000,000 shares at December 31, 2021 and June 30, 2022 (unaudited); Issued: 87,413,119 and 87,513,653 shares at December 31, 2021 and June 30, 2022 (unaudited), respectively; Outstanding: 83,931,596 and 84,032,130 shares at December 31, 2021 and June 30, 2022 (unaudited), respectively		224	224
Additional paid-in capital		428,244	429,792
Treasury shares at cost – 3,481,523 ordinary shares as of December 31, 2021 and June 30, 2022 (unaudited).		(20,091)	(20,091)
Accumulated other comprehensive loss		(9,507)	(12,425)
Accumulated deficit		(261,719)	(265,527)

Total shareholders' equity		137,151	131,973

Total liabilities and shareholders' equity		$292,563	$304,980

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Six months ended June 30,
	2021	2022
	Unaudited

Revenues	$136,891	$140,993
Cost of revenues	94,860	100,250

Gross profit	42,031	40,743

Operating expenses:
Research and development, net	14,965	14,292
Sales and Marketing	15,933	18,134
General and administrative	10,290	9,898

Total operating expenses	41,188	42,324

Operating income (loss)	843	(1,581)

Financial expenses and others, net	2,853	1,516

Loss before taxes on income	(2,010)	(3,097)

Taxes on income	872	711

Net loss	$(2,882)	$(3,808)

Basic and diluted net loss per share	$(0.03)	$(0.05)

Weighted average number of shares used in computing basic and diluted net loss per share	83,006,047	83,989,766

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended June 30,
	2021	2022
	Unaudited

Net loss	$(2,882)	$(3,808)
Other comprehensive loss:

Change in foreign currency translation adjustment	271	444

Cash flow hedges:
Change in net unrealized losses	(800)	(3,655)
Amounts reclassified into net loss	(1,000)	293
Net change	(1,800)	(3,362)

Other comprehensive loss, net	(1,529)	(2,918)

Total of comprehensive loss	$(4,411)	$(6,726)

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

Six months ended June 30, 2021:

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2021	81,703,366	$218	$420,958	$(20,091)	$(8,068)	$(246,891)	$146,126

Exercise of options and vesting of RSUs	1,777,246	5	3,953	-	-	-	3,958
Share-based compensation	-	-	637	-	-	-	637
Other comprehensive loss, net	-	-	-	-	(1,529)	-	(1,529)
Net loss	-	-	-	-	-	(2,882)	(2,882)

Balance as of June 30, 2021 (Unaudited)	83,480,612	$223	$425,548	$(20,091)	$(9,597)	$(249,773)	$146,310

Six months ended June 30, 2022:

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity
Balance as of January 1, 2022	83,931,596	$224	$428,244	$(20,091)	$(9,507)	$(261,719)	$137,151

Exercise of options and vesting of RSUs	100,534	*)	113	-	-	-	113
Share-based compensation	-	-	1,435	-	-	-	1,435
Other comprehensive loss, net	-	-	-	-	(2,918)	-	(2,918)
Net loss	-	-	-	-	-	(3,808)	(3,808)

Balance as of June 30, 2022 (Unaudited)	84,032,130	$224	$429,792	$(20,091)	$(12,425)	$(265,527)	$131,973

*)  Represent an amount lower than $1.

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2021	2022
	Unaudited
Cash flow from operating activities:

Net loss	$(2,882)	$(3,808)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,829	5,775
Loss from sale of property and equipment, net	67	20
Share-based compensation expense	637	1,435
Decrease in accrued severance pay and pensions, net	(504)	(369)
Decrease (increase) in trade receivables, net	237	(4,173)
Increase in other accounts receivables and prepaid expenses (including other long-term assets)	(5,872)	(3,056)
Decrease in operating lease right-of-use assets	2,448	1,873
Decrease (increase) in inventory, net of write off	(2,046)	449
Increase in deferred tax asset, net	(125)	-
Increase in trade payables	2,137	1,339
Decrease in other accounts payable and accrued expenses (including other long-term liabilities)	(3,646)	(1,706)
Decrease in operating lease liability	(2,199)	(4,071)
Increase in deferred revenues	1,307	1,303

Net cash used in operating activities	(4,612)	(4,989)

Cash flow from investing activities:

Purchase of property and equipment	(3,931)	(5,368)
Proceeds from sale of property and equipment	200	-
Purchase of intangible assets	-	(437)

Net cash used in investing activities	(3,731)	(5,805)

Cash flow from financing activities:

Proceeds from exercise of stock options	3,958	113
Proceeds from bank credits and loans, net	6,000	17,100

Net cash provided by financing activities	9,958	17,213

Translation adjustments on cash and cash equivalents	(46)	94
Increase in cash and cash equivalents	1,569	6,513
Cash and cash equivalents at the beginning of the period	27,101	17,079

Cash and cash equivalents at the end of the period	$28,670	$23,592
Supplemental disclosure of cash flow information:

Cash paid for income taxes	$1,027	$728
Cash paid for interest on bank loans	$410	$868

Changes of property and equipment not resulted in cash outflows as of June 30, 2021 and 2022 amounted of $ 1,273 and $ 2,316.

The accompanying notes are an integral part of the interim consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL

Ceragon Networks Ltd. ("the Company") is a global innovator and leading solutions provider of wireless transport. The Company helps operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. The Company’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization. The Company delivers a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for its customers.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company's wholly owned subsidiaries provide research and development, marketing, manufacturing, distribution, sales and technical support to the Company's customers worldwide.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.Interim consolidated financial statements

The accompanying interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In the management`s opinion, the interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s interim consolidated financial position as of June 30, 2022, as well as its results of operations and cash flows for the six months ended June 30, 2021 and 2022. The results of operations for the six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022.

b.Use of estimates

The preparation of the interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates.

c.Significant accounting policies

The accompanying interim consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on May 2, 2022.

There have been no changes to the significant accounting policies described in the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 that have had a material impact on the interim consolidated financial statements and related notes.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: INVENTORIES

	December 31,	June 30,
	2021	2022
		Unaudited

Raw materials	$22,581	$26,287
Work in progress	423	499
Finished products	38,394	33,924

	$61,398	$60,710

During the six-month ended June 30, 2021 and 2022 the Company recorded inventory write-offs for excess inventory and slow-moving inventory in a total amount of $1,007 and $644, respectively that have been included in cost of revenues.

As of June 30, 2022 the Company has an outstanding inventory purchase orders with its suppliers in the amount of $57,810. The commitments are due primarily within one year.

NOTE 4: FAIR VALUE MEASUREMENT

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities, approximate their fair value due to the short-term maturities of such instruments.

The following table sets forth the Company’s assets that were measured at fair value on a recurring bases as of December 31, 2021 and June 30, 2022, by level within the fair value hierarchy:

		Fair value measurements using input type
	Fair value hierarchy	December 31, 2021	June 30, 2022
			Unaudited

Derivatives instruments, net	Level 2	$539	$(2,554)

Total assets (liabilities)		$539	$(2,554)

NOTE 5: DERIVATIVE INSTRUMENTS

The Company enters into foreign currency forward and option contracts with financial institutions to protect against the exposure to changes in exchange rates of several foreign currencies that are associated with forecasted cash flows and existing assets and liabilities. The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: DERIVATIVE INSTRUMENTS (Cont.)

The fair value of derivative contracts in the interim consolidated balance sheets at June 30, 2022 and December 31, 2021 were as follows:

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2021
Derivatives designated as hedging instruments
Currency forward contracts	$743	$12
Derivatives not designated as hedging instruments
Currency forward and option contracts	$109	$301

Total derivatives	$852	$313

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	June 30, 2022
	Unaudited
Derivatives designated as hedging instruments
Currency forward contracts	$-	$2,631
Derivatives not designated as hedging instruments
Currency forward and option contracts	$216	$139

Total derivatives	$216	$2,770

The notional amounts of outstanding derivative contracts in U.S. dollars at December 31, 2021 and June 30, 2022 were as follows:

	December 31, 2021	June 30, 2022
		Unaudited
Derivatives designated as hedging instruments
Currency forward contracts	$41,832	$28,799
Derivatives not designated as hedging instruments
Currency forward and option contracts	$34,304	$35,196

Total derivatives	$76,136	$63,995

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is up to 12 months.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses from contracts that were not designated as hedging instruments are recognized in "financial expenses and others, net".

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: DERIVATIVE INSTRUMENTS (Cont.)

The effect of derivative contracts on the interim consolidated statements of operations for the six months ended June 30, 2021 and 2022 was as follows:

	Six months ended June 30,
	2021	2022
	Unaudited

Operating income (expenses)	$1,000	$(293)
Financial income (expenses)	$37	$(617)

NOTE 6: COMMITMENTS AND CONTINGENT LIABILITIES

a.Israeli Innovation Authority:

During the six months ended June 30, 2021 and 2022, the Company received several grants from the Israeli Innovation Authority (“IIA”). The grants require the Company to comply with the requirements of the Research and Development Law, however, the Company is not obligated to pay royalties on sales of products based on technology or know how developed from the grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, the Company may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded the IIA grants as a reduction of research and development expenses in the six months ended June 30, 2021 and 2022 in the amount of $314 and $208, respectively.

b.Charges and guarantees:

As of June 30, 2022, and December 31, 2021, the Company provided bank guarantees in an aggregate amount of $ 33,061 and $ 37,236, respectively, with respect to tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to its customers.

c.Litigations:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants. The motion was filed with the District Court of Tel-Aviv (the “Court”). The purported class action alleges breaches of duties by making false and misleading statements in the Company's SEC filings and public statements. The plaintiff seeks specified compensatory damages in a sum of up to $75,000 as well as attorneys’ fees and costs.

The Company filed its defense on June 21, 2015, which was followed by disclosure proceedings.

The plaintiff filed his reply to the Company’s defense by April 2, 2017. A preliminary hearing was held on May 22, 2017, in the framework of which the Court set dates for response to the Company’s above-mentioned requests as well as dates for evidence hearings.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In May 2017, the Company filed two requests: the first, requesting to dismiss the plaintiff’s response to the Company’s defense, or, alternatively, to allow the Company to respond to it; the second, to precede a ruling with regards to the legal question of the governing law.

On July 17, 2017, the court issued its decision in the first request, denying the requested dismissal of plaintiff’s response to the Company’s defense, but allowing the Company to respond to it; on July 29, 2017, the Court issued its decision in the second request, and denied it. The Company filed its response on September 18, 2017.

On October 2, 2017, the plaintiff filed a request to summon two of the Company’s officers (Company's Chairman, Mr. Zisapel and Company's Chief Executive Officer, Mr. Palti).

The first evidence hearing took place on November 2, 2017 and the second and final evidence hearing took place on January 8, 2018.

Summaries were filed by the plaintiff on March 21, 2018 and the Company filed its summaries on June 12, 2018. The plaintiff filed their reply summaries on September 5, 2018.

On October 4, 2018, an interim decision regarding dual listed companies, which corresponds with the Company’s arguments in this case, was rendered by the Supreme Court of Israel. This Supreme court decision upholds two recent rulings of District Court of Tel-Aviv (Economic Department), which determined that all securities litigation regarding dual listed companies should be decided only in accordance with US law (herein after: “Supreme Court Decision”).

In light of this, on October 15, 2018, the plaintiff asked from court to add a plea to his summaries. The court has approved plaintiff’s request and gave to the defendants the right to reply. In accordance, the Company’s response was submitted on December 4, 2018. Plaintiff’s reply to Company’s response was submitted on December 26, 2018.

On April 14, 2019 the court rendered a decision resolving that according to Supreme Court Decision, examination of the legal questions standing in the basis of the Motion, should be based upon US law.

Therefore, the court allowed the plaintiff to amend its Motion within 45 days, so that it would include an expert opinion regarding US law, and an argument regarding US law implementation in the specific circumstances.

The Court also decided that amendment of the Motion is subject to plaintiff’s payment of 40,000 NIS to the Company.

On September 23, 2019, the plaintiff filed an amended Motion (“the Amended Motion”), which includes an expert opinion regarding US federal law and lengthy arguments that were added on top of the original Motion, specifically, in reference to discovery proceedings and evidence hearings that were held as part of the original Motion.

Therefore, on September 25, 2019, the Court rendered a decision pointing out that the Amended motion seems to include the plaintiff’s summaries, and so ordered the plaintiff to clarify whether he is willing to relinquish submitting any additional summaries regarding the evidence that were heard in the original Motion.

On October 2, 2019, plaintiff responded, alleging that since the Amended Motion does not include any new facts, there is no need in submitting additional summaries regarding the evidence that were heard to this point.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On December 30, 2019 the Company submitted a motion to dismiss the Amended Motion. The Company alleged that the Amended Motion includes new causes of action, and specifically that the addition of legal causes of action according to US Federal law, cannot be filed due to the specific statute of limitations.

On January 20, 2020, the plaintiff filed its response. Also, the Court accepted the Company’s request to submit its response to the Amended Motion after a decision in the Company’s motion to dismiss will be rendered.

On February 24, 2020 the court issued a decision, according to which, the Motion will be decided upon the current court documents, unless either of the parties will file a request to hold a hearing in the matter.

On May 27, 2021, the Court ruled to certify the Motion as a class action, while applying Israeli Law (the “Ruling”). According to the Ruling, the class action shall include several causes of action according to the Israeli Securities Act and the Israeli Torts Ordinance, concerning the alleged misleading statements in the Company’s SEC filings. The Ruling has addressed also the size of the alleged aggrieved shareholders who may be included and be represented in the class action.

On June 9, 2021 the Court issued a decision suggesting that the parties will refer the case to a mediation procedure.

The Company believed that the Ruling is erroneous and that the Company has strong defense arguments, and therefore, on September 12, 2021, filed a motion for a rehearing on behalf of the Company and its directors in order to revert the Ruling (the “Rehearing Motion”).

On October 20, 2021, the Plaintiff submitted his response to the Rehearing Motion and the Company submitted its reply to the Plaintiff’s response on November 23, 2021. In light of the fact that the Ruling applied and was based upon Israeli Law (instead of the relevant foreign law), the Tel Aviv Stock Exchange filed a motion requesting the court to allow it to join the proceedings as Amicus Curiae, in order to express its principle opinion that the applicable law, in so far as dual listed companies are concerned, is the foreign law, as well as regarding the negative implications of the court’s application of Israeli law on dual listed companies.

Meanwhile, and without delaying or derogating from the Rehearing Motion, the Company agreed to the Court’s suggestion that the parties will refer the case to a mediation procedure After several mediation meetings were held, the mediation process ended without reaching a settlement.

On January 3, 2022 a hearing was held in court in the Rehearing Motion Following the hearing, on January 25, 2022, the Attorney General joined the proceedings of the Rehearing Motion and submitted his position in collaboration with the Securities Authority. The Attorney General’s principle position as outlined, was that the applicable law in so far as dual listed companies are concerned is the foreign law, and in Ceragon case - US law.

On January 27, 2022, a judgment was rendered in the Rehearing Motion. The court ruled that the Ruling was erroneous as it applied Israeli Law, instead of foreign law, and held accordingly that the law that will apply is US law. The court further held that the case will be returned to the first judicial instance and will be adjudicated as a class claim under the US law. The court further held that the Company’s claims based upon the Statute of Limitations should also be adjudicated under the US law.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On March 20, 2022, following the court's decision, the Plaintiff filed to the first judicial instance, an amended class action claim, based on provisions of US law.

On June 28, 2022, following a joint application filed by the parties in order to approve certain procedural matters, the court issued a decision suggesting that the parties should consider initiating another mediation procedure. On July 5, 2022, following the court's decision, the parties filed a notice, informing the court that they believe that the time to consider initiating another mediation procedure, will be only after the parties submit their pleadings.

Accordingly, the Defendants are required to submit their Statement of Defense, by September 26, 2022, and a preliminary hearing is scheduled to take place on June 19, 2023.

The Company believes that it has strong defense against the allegations referred to in the claim and that U.S law presents a higher bar for plaintiffs in comparison to Israeli law in proving claims regarding misleading representations to investors, and that the Court should deny it. However, bearing in mind that the class action will be adjudicated under US law, and in light of the fact that Ceragon has not yet filed its Statement of Defense, the Company’s attorneys were reluctant to asses, at this preliminary stage, the chances of the class action to be accepted.

NOTE 7: SHAREHOLDERS' EQUITY

a.Ordinary shares

The ordinary shares of the Company entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company and to receive dividends, if declared.

b.Stock Options and RSUs plans

In 2003, the Company adopted a share option plan which has been extended or replaced from time to time, including on September 6, 2010, December 2012 and August 2014. To date, the plan that is currently in effect is the Amended and Restated Share Option and RSU Plan as amended August 10, 2014 (the “Plan”). Under the Plan, options and RSUs may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years, subject to certain exceptions. The options expire between six to ten years from the date of grant. The Plan expires in December 2022. The maximum number of shares which may be issued under Options granted pursuant to the Plan is twenty million (20,000,000). The Company needs to reserve, and the Board of Directors has reserved, sufficient authorized but unissued Shares for purposes of the Plan subject to adjustments as provided in the Plan. Since the last amendment in 2014, the Company has issued approximately 7,650,000 options under the Plan.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s stock options for the six months ended June 30, 2022:

	Six months ended June 30, 2022
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	5,186,446	$3.40	4.01	$534
Granted	155,000	1.80
Exercised	(88,115)	1.29
Forfeited or expired	(673,118)	5.43

Outstanding at end of the period	4,580,213	3.09	3.78	$472

Options exercisable at end of the period	2,156,147	$2.90	2.63	$250

Vested and expected to vest	4,156,424	$3.08	3.66	$418

The weighted average fair value of options granted during the six months ended June 30, 2021 and 2022 was $2.21 and $1.00, respectively.

The intrinsic value of options exercised during the six months ended June 30, 2021 and 2022 was $5,080 and $62, respectively.

The following table summarizes the activities for the Company’s RSUs for the six months ended June 30, 2022:

	Number of RSUs	Aggregate intrinsic value

Unvested at beginning of year	699,679	$1,805
Granted	78,600
Vested	(12,312)
Forfeited	(69,443)

Unvested at end of period	696,524	$1,790

The weighted average fair value at grant date of RSUs granted for the six months ended June 30, 2021 and 2022 was $3.81 and $1.81 respectively.

As of June 30, 2022, the total unrecognized estimated compensation cost related to non-vested stock options and RSUs granted prior to that date was $2,946, which is expected to be recognized over a weighted average period of approximately one year.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: SHAREHOLDERS' EQUITY (Cont.)

The following table sets forth the total share-based compensation expenses included in the interim consolidated statements of operations for the six months ended June 30, 2021 and 2022:

	Six months ended June 30,
	2021	2022
	Unaudited

Cost of revenues	71	257
Research and development	113	20
Sales and Marketing	154	579
General and administrative	299	579

Total share-based compensation expense	$637	$1,435

NOTE 8: REVENUES

The Company recognizes contract liabilities, or deferred revenues, when it receives advance payments from customers before performance obligations have been performed. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of reporting period.

The following table presents the changes in deferred revenues balance during the six months ended June 30, 2022:

Six months ended June 30, 2022

Balance, beginning of the period	$12,659
New unsatisfied performance obligations	3,307
Reclassification to revenue as a result of satisfying performance obligations	(2,004)

Balance, end of the period	13,962
Less: long-term portion of deferred revenue	10,895
Current portion, end of period	$3,067

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8: REVENUES (Cont.)

Remaining performance obligations represent contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable contracts that will be recognized as revenue in future periods. The following table represents the remaining performance obligations as of June 30, 2022, which are expected to be satisfied and recognized in future periods:

	Remaining 2022	2023	2024 and thereafter
Unsatisfied performance obligations	$-	$335	$10,560

The Company elected to apply the optional exemption under ASC 606 paragraph 10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less.

NOTE 9: CUSTOMERS AND GEOGRAPHIC INFORMATION

a. The following table presents the total revenues for the six months ended June 30, 2021 and 2022, allocated to the geographic areas in which it was generated. Revenues are attributed to geographic areas based on the location of the end-users.

	Six months ended June 30,
	2021	2022
	Unaudited
North America	$24,713	$28,296
Europe	25,231	22,791
Africa	11,659	10,032
Asia-Pacific and Middle East	16,970	17,239
India	35,875	37,300
Latin America	22,443	25,335

	$136,891	$140,993

b.Major customer data as a percentage of total revenues:

In the six months ended June 30, 2021, the Company had revenues from a single customer that represents a group of affiliated companies equaling 20.1% of total revenues. In the six months ended June 30, 2022, the Company had revenues from two customers that represent two groups of affiliated companies equaling 22.4% and 14% of total revenues.